UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                             SCHEDULE 13D/A

                 Under the Securities Exchange Act of 1934
                           (Amendment No. 2)*

                           NETSPEAK CORPORATION
                             (Name of Issuer)

                  COMMON STOCK, PAR VALUE $.01 PER SHARE
                   ------------------------------------
                      (Title of Class of Securities)

                                6411D5069
                               -----------
                              (CUSIP Number)

                              CAROL FORSYTE
         MOTOROLA, INC., 1303 EAST ALGONQUIN ROAD, SCHAUMBURG, IL 60196
                              (847) 576-7646
            -------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)

                              AUGUST 24, 2000
                               -------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       AMENDMENT NO. 2 TO SCHEDULE 13D

This Amendment No. 2 ("Amendment") relates to the shares of common stock, par value $.01 per share (the "Common Stock"), of Netspeak Corporation, a Florida corporation (the "Company"). The Report on Schedule 13D filed by Motorola, Inc., a Delaware corporation ("Motorola") dated May 1, 1998 as amended by Amendment No. 1 dated September 28, 1999 (the "Motorola Schedule 13D"), is hereby amended and supplemented as set forth below. All capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Motorola Schedule 13D.

Item 2.  Identity and Background

Item 2 is amended and restated to read as follows:

(a) - (c) and (f) This Amendment is being filed by Motorola. Motorola's principal executive offices are located at 1303 East Algonquin Road, Schaumburg, IL 60196. Motorola is a global leader in providing integrated communications solutions and embedded electronic solutions. These include:
(i) software-enhanced wireless telephone, two-way radio, messaging and satellite communications products and systems, as well as networking and Internet-access products, for consumers, network operators, and commercial, government and industrial customers; (ii) embedded semiconductor solutions for customers in networking, transportation, wireless communications and imaging and entertainment markets; (iii) embedded electronic systems for automotive, communications, imaging, manufacturing systems, computer and industrial markets; and (iv) digital and analog systems and set-top terminals for broadband cable television operators.

The names, business addresses and present principal occupations of the directors and executive officers of Motorola are set forth in the attached Appendix 1, which is incorporated herein by reference. To the best of Motorola's knowledge, all directors and executive officers of Motorola are citizens of the United States except as described on Appendix 1.

(d) - (e) Neither Motorola nor, to the best of Motorola's knowledge, any of the directors or executive officers listed on Appendix 1 has been, during the last five years, (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.  Purpose of Transaction

Item 4 is amended and supplemented as follows:

On August 24, 2000, the Voting Agreement was amended (the "Amended Voting Agreement") to provide that Motorola will only have the right to designate one (1) designee instead of up to three (3) designees to the Company's Board of Directors, who shall be reasonably satisfactory to the Company, provided that Motorola beneficially owns more than 7% of the Company's outstanding Common Stock. At each subsequent annual or special meeting of shareholders of the Company at which directors are to be elected, the Company shall nominate and use its best efforts to cause Motorola nominees to be elected.

The above is a summary of the Amended Voting Agreement. This summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the full text thereof, which is incorporated by reference and a copy of which has been filed as an exhibit to this Amendment.

Effective August 24, 2000 the Company elected Mark Borota, Senior Vice President and General Manager, Core Networks Group of Motorola to serve as a designee of Motorola on the Company's Board of Directors pursuant to the terms of the Amended Voting Agreement. Stephen P. Earhart, Senior Vice President and Corporate Director of Finance of Motorola, and Scott Poteracki, formerly Vice President and Director of Finance, Motorola Internet and Networking Group, have resigned from the Company's Board of Directors. As of August 24, 2000 there is one Motorola employee serving on the Company's Board of Directors.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended and supplemented as follows:

On August 24, 2000, the Voting Agreement was amended to provide that Motorola will only have the right to designate one (1) designee instead of up to three (3) designees to the Company's Board of Directors, who shall be reasonable satisfactory to the Company, provided that Motorola beneficially owns more than 7% of the Company's outstanding Common Stock. At each subsequent annual or special meeting of shareholders of the Company at which directors are to be elected, the Company shall nominate and use its best efforts to cause Motorola nominees to be elected.

The above is a summary of the Amended Voting Agreement. This summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the full text thereof, which is incorporated by reference and a copy of which has been filed as an exhibit to this Amendment.

Item 7.  Material to be filed as Exhibits

Item 7 is amended by adding the following as an exhibit.

Exhibit           Description

Exhibit 4.3(a) Amendment dated August 24, 2000 to Voting Agreement dated March 18, 1998 among Motorola, the Company and management shareholders.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 5, 2000                Motorola, Inc.


                                         By:      /s/ Carl F. Koenemann
                                         Name:    Carl F. Koenemann
                                         Title:   Executive Vice President
                                                  & Chief Financial Officer



                                APPENDIX 1

INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE OFFICERS OF MOTOROLA

     The following table sets forth the name, business address, and principal occupation or employment at the present time for each director and executive officer of Motorola. Unless otherwise noted, each such person is a citizen of the United States. In addition, unless otherwise noted, each such person's business address is 1303 East Algonquin Road, Schaumburg, Illinois 60196.

DIRECTORS OF MOTOROLA, INC.


Christopher B. Galvin.... Chairman of the Board and Chief Executive
Officer, Motorola, Inc.

Robert W. Galvin.... Chairman of the Executive Committee, Motorola, Inc.

Robert L. Growney.... President and Chief Operating Officer, Motorola, Inc.

Ronnie C. Chan.... Chairman, Hang Lung Development Group. His business address is: Hang Lung Development Company Limited, 28/F Standard Chartered Bank Building, 4 Des Voeux Road Central, Hong Kong. Mr. Chan is a U.S. citizen residing in Hong Kong.

H. Laurance Fuller.... Retired; formerly Co-Chairman, BP Amoco, p.l.c. His business address is: BP Amoco, p.l.c., 200 East Randolph Street, Chicago, IL 60601.

Anne P. Jones.... Consultant. Her business address is: 5716 Bent Branch
Road, Bethesda, MD 20816.

Judy C. Lewent.... Senior Vice President and Chief Financial Officer, Merck
& Co., Inc. Her business address is: Merck & Co., Inc., One Merck Drive, Whitehouse Station, NJ 08889.

Dr. Walter E. Massey.... President of Morehouse College. His business address is: Morehouse College, 830 Westview Drive, SW, Atlanta, GA 30314.

Nicholas Negroponte.... Director of the Massachusetts Institute of
Technology Media Laboratory. His business address is: Massachusetts Institute of Technology Media Lab, 20 Ames St. E15-210, Cambridge, MA 02139.

John E. Pepper, Jr....Chairman of the Board, Procter & Gamble Co. His
business address is: Procter & Gamble Co., One Procter & Gamble Plaza, Cincinnati, OH 45202

Samuel C. Scott III.... President and Chief Operating Officer, Corn
Products International. His business address is: CPC International, Inc. 6500 Archer Road, Summit-Argo, IL 60501.

Gary L. Tooker.... Retired; formerly Chairman of the Board of Directors of
Motorola, Inc.

B. Kenneth West.... Senior Consultant for Corporate Governance to Teachers
Insurance and Annuity Association-College Retirement Equities Fund. His business address is: Harris Bankcorp, Inc. P.O. Box 775, Chicago, IL 60609.

Dr. John A. White.... Chancellor, University of Arkansas. His business address is: University of Arkansas, 425 Administration Building,
Fayetteville, AR 72701.



EXECUTIVE OFFICERS OF MOTOROLA (WHO ARE NOT ALSO DIRECTORS OF MOTOROLA)

Keith J. Bane.... Executive Vice President and President, Global Strategy
and Corporate Development.
Robert L. Barnett.... Executive Vice President and President, Commercial,
Government and Industrial Solutions Sector, Communications Enterprise.
Edward D. Breen.... Executive Vice President and President, Broadband
Communications Sector, Communications Enterprise.
Glenn A. Gienko.... Executive Vice President and Motorola Director of Human
Resources.
Merle L. Gilmore.... Executive Vice President and President, Communications
Enterprise.
Joseph M. Guglielmi.... Executive Vice President and President, Integrated
Electronic Systems Sector.
Bo Hedfors.... Executive Vice President and President, Global Telecom
Solutions Sector, Communications Enterprise.  Mr. Hedfors is a citizen of
Sweden.
Carl F. Koenemann.... Executive Vice President and Chief Financial Officer.
Ferdinand C. Kuznik.... Executive Vice President and President, Motorola
Europe, Middle East, and Africa.
A. Peter Lawson.... Executive Vice President, General Counsel and
Secretary.
Dennis A. Roberson.... Senior Vice President and Chief Technology Officer.
C. D. Tam.... Executive Vice President and President, Asia Pacific Region.
Mr. Tam is a citizen of Hong Kong and a permanent resident in the United
States.
Frederick T. Tucker.... Executive Vice President, Deputy to the Chief
Executive Office and President, Semiconductor Products Sector.
Mike S. Zafirovski.... Executive Vice President and President, Personal
Communications Sector.